Exhibit 99.1

Alon Blue Square Israel Ltd.

Monitoring report ו July 2015

Contacts:

Avi Ben-Noon, Senior Team Leader

avib@midroog.co.il

Sigal Issachar, VP, Head of Corporate Finance

i.sigal@midroog.co.il

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Alon Blue Square Israel Ltd.

Bond Rating	Ba2	Credit review

Midroog is downgrading the bond rating (Series C) of Alon Blue Square Israel Ltd. (“Alon Square” or the "Company” or the "Group") from Baa3 to Ba2, and is reaffirming the negative credit watch.

Following is a breakdown of the bond series in circulation issued by the Company and rated by Midroog:

Bond Series	Security No.	Original Date of Issue	Fixed Annual Coupon	Linkage	Book Value of Bond Balance on Sept. 30, 2014 (NIS M)	Remainder of Bond Repayment Years
C	1121334	Oct. 2010	2.50%	CPI	359.0	2015-2022

Key Rating Rationale

The downgrade is based on our assessment that the level of the Company's liquidity and financial flexibility has been further impaired as a result of the creditors' arrangement reached in respect to its subsidiary (100%) Mega Retail Ltd. ("Mega"), which was approved by the court on July 15, 2015, and approved by the Company's board of directors and the board of directors of parent company Alon Israel Oil Company Ltd. ("Alon Oil") on July 20, 2015.

The terms of the arrangement impose material additional debt on the Company, in the stead of guarantees the Company provided for these debts before the aforementioned arrangement. The creditors' arrangement also paves the way to start implementing an efficiency and recovery plan for the retail chain, which as of writing has about 192 outlets, of which 32 are presently for sale. We foresee many obstacles on the road to the rehabilitation of Mega, which remains uncertain to a considerable degree. We continue to assess the Company's liquidity for the next four quarters as very weak, with its debt service contingent upon the selling of its quality assets under conditions of uncertainty and time pressure, which leads, in our assessment, to a not insignificant probability of insolvency over the coming year.

Under the creditors' arrangement - which among other things sets out the conditions for rescheduling Mega's debts to banks, suppliers and service vendors (which are similar to the terms arising from Mega's petition to the court) – Blue Square agreed to increase its commitment to support Mega from NIS 240 million to NIS 320 million (Mega has already received about NIS 40 million), half of which will be provided as shareholders equity and half as a long-term loan, subject to full repayment of Mega's obligations to banks and suppliers. Also, under the creditors' arrangement, NIS 275 million of Mega's bank debt was assigned to Blue Square, which had guaranteed that amount before the arrangement. In the framework of the bank debt reassignment, accords were reached with the banks about renewing existing short-term credit these banks had extended, so it would not be called in. Discount Bank, which granted the Company with a NIS 50 million in short-term credit, and which is not subject to the arrangement with the banks, also agreed to extend the credit until September 30, 2015. The Company is currently discussing the restructuring of its bank debt (including those assigned to it) and the terms of debt, including the liens terms, both for the banks included in the arrangement and with Discount Bank. We assess that a failure to reach an agreement with Discount Bank, which, as stated, is not subject to the arrangement with the banks, could threaten further negotiations with the banks included in the arrangement. In addition, it should be noted that the future agreement with the banks could have a negative impact on the rated series ability of rehabilitation if some of the Company's assets will be pledged in favor of the banks.

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Under the creditors' arrangement, the Company also undertook to hold a rights offering for shareholders of no less than NIS 150 million, of which Alon Oil's share would be approximately NIS 110 million. On July 20, 2015, the Company announced that the Alon Oil board of directors had approved the pledge to participate in the rights offering as said, and approved provision of additional resources to the Company totaling NIS 110 million, of which NIS 60 million would be a long-term loan that would be subordinate to Blue Square's bank debt and a NIS 50 million bridge loan to be provided to the Company until it sells more assets. Note that these sources will replace bank credit to the Company (secured by an NIS 75 million deposit provided by the parent company), of which approximately NIS 35 million had been used.

Meanwhile, the Company announced that it is mulling the sale of its remaining (71.1%) holding in the fuel retailer Dor Alon Energy in Israel (1988) Ltd.

As said, we assess that the Company's liquidity has weakened since our last review, due to its increased financial commitment to Mega and concern that the Company will have to pay out for shopping vouchers issued in the past to customers of Mega and other retail chains, though the Company is unlikely to sell significant amount of vouchers in the foreseeable future. Note that the amount of vouchers to actually be redeemed is not certain: it could be below the total amount of vouchers in circulation.

In Midroog's base scenario, we assess the Company's total liquid sources in the next four quarters in the range of NIS 330-410 million. That includes an estimated stand-alone cash balance as of June 30, 2015 of approximately NIS 80 million, ongoing dividends from subsidiaries of approximately NIS 25 million, the rights issue that the Company announced of between NIS 110-150 million, of which the controlling shareholder's part is approximately NIS 110 million. Also, the Company is likely to sell Blue Square Real Estate shares – we project NIS 120 million from this source, which would reduce the Company's holding to approximately 51% (compared to 61.2% as of the date of this report), including a sensitivity scenario for the share price. These sources add to owner loans (long-term and bridge) totaling NIS 75 million more, and after utilization of the NIS 35 million credit facility extended by the owners to the Company, as said. It should be noted, that, in the short term, the Company has the potential to strengthen its liquidity cushion and meet its obligations in the coming year by realization of Dor Alon, a higher percentage of its holding in Blue Square Real Estate, or other assets held by the Company (Diners Israel and Na'aman). On the other hand, we estimate ongoing uses (stand-alone) in the next four quarters at approximately NIS 550-600 million (an increase of approximately NIS 250 million from our previous estimate, because of the heightened commitment to support Mega and failure to resume issuing vouchers), including ongoing payment of liabilities and interest of approximately NIS 130 million, transferring between NIS 200-280 million to Mega, and assuming payment on vouchers of NIS 150-200 million. Based on these assumptions, and without further asset selling, a cash flow deficit of NIS 150 million to NIS 270 million can be expected in the next 12 months, depending also on the extent of Mega's activity. Note as said that the assumptions about the infusions to Mega and extent of voucher redemption remain uncertain and may change.

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We assess the Company's leverage as high, around 100%, in the upper range of our previous assessment. The High leverage significantly impairs the Company's financial flexibility, and given the weak liquidity, has a negative effect on the Company's credit rating. Despite our aforementioned assessment for a high probability of default, as for the date of this report, we estimate the recovery rate as high, which corresponds to the level of leverage.

The rating remains on negative credit watch in order to closely study the forecast of sources and uses, and the Company's moves to raise capital, realization of assets and the development of the negotiations with the banks with regards to the deployment of the Company' bank debt (including the bank debt that was assigned to the Company) and their impact on the recovery of the Company's debt.

Rating Outlook

Factors that may improve the rating

•	A significant capital injection into the Company that would significantly reduce its leverage and/or reduced exposure to Mega by selling its operations, or parts of them

Factors that may lower the rating

•	Mega entering into any state of liquidation in the short term

•	Failure to materially improve the Company's liquidity level

•	Financial obligations being called in

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Rating History

About the Company

Alon Blue Square is a public company listed on the Tel Aviv and New York stock exchanges. The Company is about 72.7% owned by Alon Israel Oil Company Ltd., a private holding company engaged in the retail and energy industries in Israel and overseas, which is owned by Bielsol Investments Ltd., a private company controlled by Mr. Shraga Biran, in which Mr. David Weissman has a holding), and purchasing cooperative agencies belonging to kibbutzim. Alon Blue Square operates through four main subsidiaries: Mega Retail (100% holding), which concentrates the Group's retail food business; BEE Retail (100%), which presently holds mainly about 77.5% of Na'aman Ltd. and 35% of Kfar Hasha'ashuim; Dor Alon (61.3%), which is engaged in marketing and selling fuel in Israel; Blue Square Real Estate (61.19%), which owns real estate properties, most of which are currently leased for the Group's retail activity. The Company also has a 36.75% stake in Diners Club Israel Ltd. The chairman of the board is Mr. Amit Ben Yitzhak and the CEO of the Company is Mr. Avigdor Kaplan.

Related Reports

Alon Blue Square Israel Ltd., Monitoring Report, July 2015

Alon Blue Square Israel Ltd., Monitoring Report, May 2015

Alon Blue Square Israel Ltd., Monitoring Report, March 2015

The Retail Sector - Rating Methodology, August 2010

Financial Ratios Adjustment Methodology, November 2010

The reports are published on Midroog's website: www.midroog.co.il.

Date of the report: July 29, 2015

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KEY FINANCIAL TERMS

Interest	Net financing expenses from Income Statement
Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows
Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits
Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.
Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.
Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.
Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net debt	Debt - cash and cash equivalent – long-term investments
Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet
Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets
Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other asset and liabilities
Cash Flow from Current Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Retained Cash Flow (RCF)*	Funds from operations (FFO) less dividend paid to shareholders
Free Cash Flow (FCF)*	Cash flow from operating activity (CFO) - CAPEX - dividends

* It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

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Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

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